Exhibit 99.1

China Index Holdings Announces Third Quarter 2022 Unaudited Financial Results

BEIJING, November 15, 2022 /Globe Newswire/ -- China Index Holdings Limited (NASDAQ: CIH), (“CIH” or the “Company”), a leading real estate information and analytics service platform provider in China, today announced its unaudited financial results for the third quarter ended September 30, 2022.

Third Quarter 2022 Highlights

•	Total revenues were RMB97.7 million, a decrease of 39.3% from RMB160.8 million in the corresponding period of 2021.

•	Operating income was RMB30.9 million, a decrease of 60.4% from RMB78.0 million in the corresponding period of 2021.

•	Net income was RMB27.6 million, a decrease of 62.1% from RMB72.8 million in the corresponding period of 2021.

Third Quarter 2022 Financial Results

Revenues

CIH reported total revenues of RMB97.7 million in the third quarter of 2022, a decrease of 39.3% from RMB160.8 million in the corresponding period of 2021, primarily due to the broad macro environment challenges the industry is facing.

•	Revenues from information and analytics services (SaaS) were RMB51.6 million in the third quarter of 2022, a decrease of 39.8% from RMB85.7 million in the corresponding period of 2021.

•	Revenues from marketplace services were RMB46.1 million in the third quarter of 2022, a decrease of 38.6% from RMB75.1 million in the corresponding period of 2021.

Cost of Revenues

Cost of revenues was RMB19.8 million in the third quarter of 2022, a decrease of 28.0% from RMB27.5 million in the corresponding period of 2021.

Operating Expenses

Operating expenses were RMB47.0 million in the third quarter of 2022, a decrease of 15.0% from RMB55.3 million in the corresponding period of 2021.

•	Selling and marketing expenses were RMB22.2 million in the third quarter of 2022, a decrease of 26.0% from RMB29.9 million in the corresponding period of 2021, primarily due to a decrease in personnel cost.

•	General and administrative expenses were RMB24.8 million in the third quarter of 2022, a decrease of 2.0% from RMB25.3 million in the corresponding period of 2021.

Operating Income

Operating income was RMB30.9 million in the third quarter of 2022, a decrease of 60.4% from RMB78.0 million in the corresponding period of 2021.

Income Tax Expenses

Income tax expenses were RMB3.3 million in the third quarter of 2022, a decrease of 70.3% from RMB11.0 million in the corresponding period of 2021.

Net Income

Net income was RMB27.6 million in the third quarter of 2022, a decrease of 62.1% from RMB72.8 million in the corresponding period of 2021.

Business Outlook

Due to current unstable market conditions, management believes CIH’s 2022 annual revenue is expected to record a double-digit decrease year-over-year. These estimates represent management’s current and preliminary views, which are subject to change.

About CIH

CIH operates a leading real estate information and analytics service platform in China in terms of geographical coverage and volume of data points. Its services span across database, analytics and promotions services for China's real estate markets. CIH serves a substantial base of real estate participants in China, including real estate developers, brokers and agents, property management companies, financial institutions and individual professionals, with a reliable, comprehensive and seasonable collection of real estate data, complemented by a variety of powerful analytical and marketing tools. For more information about CIH, please visit http://ir.chinaindexholdings.com.

Safe Harbor Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995.

These forward-looking statements can be identified by terminology such as “will,” “expects,” “is expected to,” “anticipates,” “aim,” “future,” “intends,” “plans,” “believes,” “are likely to,” “estimates,” “may,” “should” and similar expressions, and include, without limitation, statements regarding CIH’s future financial performance, revenue guidance, growth and growth rates, market position and continued business transformation. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond CIH’s control, which may cause its actual results, performance or achievements to differ materially from those in the forward-looking statements. Potential risks and uncertainties include, without limitation, the impact of the Company’s business development strategies, the Company’s ability to continue as a going concern in the future, the impact of the COVID-19 pandemic, and the impact of current and future government policies affecting China’s real estate market. Further information regarding these and other risks, uncertainties or factors is included in CIH’s filings with the U.S. Securities and Exchange Commission. CIH does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

For investor and media inquiries, please contact:

Ms. Jessie Yang

Investor Relations

Email: CIH-IR@fang.com

CHINA INDEX HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”), except for share data)

	As of September 30,	As of December 31,
	2022	2021
ASSETS
Current assets:
Cash and cash equivalents	356,841	361,521
Short-term investments	23,576	-
Accounts receivable, net of allowance for doubtful accounts	63,860	49,217
Prepaid expenses and other current assets	30,500	25,531
Amounts due from a related party - current	8,536	-
Total current assets	483,313	436,269

Non-current assets:
Property and equipment, net	444	1,424
Right of use assets	38,520	38,892
Other non-current assets	5,620	4,212
Total non-current assets	44,584	44,528

Total assets	527,897	480,797

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	15,728	11,465
Income taxes payable	10,752	25,474
Deferred revenue	170,730	216,188
Amounts due to a related party	-	12,300
Accrued expenses and other current liabilities	93,969	99,657
Total current liabilities	291,179	365,084

Non-current liabilities:
Long-term lease liabilities	34,368	29,570
Other non-current liabilities	80,299	75,288
Total non-current liabilities	114,667	104,858

Total liabilities	405,846	469,942

SHAREHOLDERS’ EQUITY
Class A ordinary shares (US$0.001 per share, 1,000,000,000 shares authorized for Class A and Class B in aggregate as of September 30, 2022 and December 31, 2021; 72,475,630 shares issued as of September 30, 2022 and December 31, 2021; 66,788,662 and 66,787,537 shares outstanding as of September 30, 2022 and December 31, 2021, respectively)	500	500
Class B ordinary shares (US$0.001 per share, 1,000,000,000 shares authorized for Class A and Class B in aggregate as of September 30, 2022 and December 31, 2021; 23,636,706 shares issued and outstanding as of September 30, 2022 and December 31, 2021; each Class B ordinary share is convertible into one Class A ordinary share)	163	163
Treasury shares	(39)	(39)
Capital deficit	(119,138)	(121,631)
Retained earnings	207,016	116,454
Accumulated other comprehensive income	32,033	14,043
Total shareholders’ equity attributable to China Index Holdings Limited	120,535	9,490

Noncontrolling interests	1,516	1,365

Total shareholders’ equity	122,051	10,855

Total liabilities and shareholders’ equity	527,897	480,797

CHINA INDEX HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Amounts in thousands of RMB, except for per share data)

	Three Months Ended September 30,
	2022	2021
Revenues	97,669	160,785
Cost of revenues	(19,785)	(27,493)
Gross profit	77,884	133,292

Operating expenses:
Selling and marketing expenses	(22,157)	(29,947)
General and administrative expenses	(24,827)	(25,332)
Operating income	30,900	78,013
Interest income	2,091	3,006
Investment income (loss)	(2,453)	2,794
Government grants	363	12

Income before income taxes	30,901	83,825
Income tax expenses	(3,266)	(10,994)

Net income	27,635	72,831
Less: net income (loss) attributable to noncontrolling interests	34	(29)
Net income attributable to China Index Holdings Limited	27,601	72,860

Other comprehensive income (loss)
Foreign currency translation adjustments, net of nil income taxes	17,844	(2,119)

Total comprehensive income	45,479	70,712
Less: comprehensive income (loss) attributable to noncontrolling interests	34	(29)
Comprehensive income attributable to China Index Holdings Limited	45,445	70,741

Earnings per share for Class A and Class B ordinary shares:
Basic	0.31	0.81
Diluted	0.31	0.81

Weighted average number of Class A and Class B ordinary shares and ordinary shares equivalents outstanding:
Basic	90,425,368	90,221,432
Diluted	90,425,368	90,232,243